UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JUNE, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JUNE 1, 2005                       /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         June 1, 2005

3.       PRESS RELEASE

         The press release was released on June 1, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         June 1, 2005.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                           NEWS RELEASE - JUNE 1, 2005

                           NAVIDAD EXPLORATION UPDATE

IMA EXPLORATION INC. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to provide an exploration update for its 100% owned Navidad silver-lead discovery located in Patagonia, Argentina. To date, IMA has defined an Indicated Resource of 268 million ounces of silver and 1.1 million tonnes of lead (80.8 million tonnes at 103 g/t silver and 1.45% lead using a 50 g/t silver equivalent cut-off) at the Navidad Project, quickly making it one of the world's largest primary silver deposits.

Dr. Paul Lhotka, P.Geo., IMA's Qualified Person at the Navidad Project, and Keith Patterson, M.Sc., P.Geo., IMA's Exploration Manager, have overseen the completion of 27,981m of core drilling in 174 holes taking the Navidad Project from an undrilled prospect to one of the world's largest silver resources. Exploration drilling continues to expand the mineralization at Calcite Hill while detailed surface exploration is outlining new zones along the Argenta Trend. Shareholders can look forward to continued exploration drilling that will test these new targets and quantify the potential additional value at the project.

In April of 2005, our exploration team commenced an additional 10,000 metre drill program as part of Phase III drilling that continues to target expansions to the Calcite Hill zone. The first set of results from this round of drilling is expected within weeks. Concurrent with the drill program a new resource calculation is underway on Calcite Hill with the results also expected within weeks. Calcite Hill has now been defined by drilling over a strike length of 500m and varies in horizontal width from approximately 50 to 150 metres and vertical thickness from 10 to 110 metres. The new resource calculation is expected to add significantly to the overall size of the known Navidad deposits.

Within the known deposits at Navidad, silver represents approximately 62% of the gross metal value while lead accounts for approximately 38% at current metal prices. [Assuming silver and lead account for 100% of the gross metal value. Metal prices used in this calculation were silver = $7.22 per ounce and lead = $0.45 per pound.] The outlook for both metals is strong, yet despite a rapidly rising price and demand for lead, this market remains poorly understood by the broader investment community. Over the last two years the price of lead has doubled. This is very significant to IMA shareholders because while Navidad is a primary silver discovery, it contains a substantial lead value that continues to grow.

Recent surface work along the Argenta trend (parallel to the Navidad trend) has discovered high-grade lead values over significant widths. New discoveries include the "Bajo del Plomo", "Filo del Plomo" and "Ginger" zones where lead values of up to 10.7% lead over 10 metres, 7.3% lead over 17 metres and 4.8% lead over 21 metres respectively, have been discovered. These new discoveries are located southeast of the previously announced Loma de la Plata zone, along the 8 kilometre Argenta mineralized trend (see map at http://www.imaexploration.com/i/maps/imr-jun012005-map.gif ).

With the addition of the three new zones, the Argenta Trend now consists of five named mineralized zones along an 8 kilometre strike length. Mineralization styles vary from silver-copper rich at the northwest end at Sector Zeta, to silver-rich at Loma de la Plata, to lead-dominant at Bajo del Plomo, Filo del Plomo and Ginger. Mineralization is hosted by the same trachyandesitic volcanic rocks as the Galena, Navidad, and Calcite Hill deposits, and in some cases in adjacent sedimentary rocks. It appears to occur at approximately the same stratigraphic position as the known ressources but with significant differences in sedimentary facies.

NEWS RELEASE                                                        JUNE 1, 2005
IMA EXPLORATION INC.                                                      PAGE 2
--------------------------------------------------------------------------------



At Bajo del Plomo, 35 measured chip samples have been collected, of which 30 make up chip sample lines 1, 3, 4, 5, and 6. Individual samples range from below detection to 700 g/t silver and 0.01% to 20.3% lead. Length weighted average grades from the chip sample lines include 273 g/t silver and 10.7% lead over 10.0m, complete results are presented below. It is worth noting that lines 3 and 4 include 7.0 and 23.8m of unsampled, soil-covered gaps that were included in the average grade calculations at zero grade, thereby reducing the overall grade significantly. Bajo del Plomo is located immediately to the southeast of Loma de la Plata.

Filo del Plomo is located approximately 1km to the southeast of Loma de la Plata and includes results such as 17.15m of 71 g/t silver and 7.27% lead and 23.50m of 60 g/t silver and 4.38% lead. 83 measured chip samples have been collected at Filo del Plomo and range from below detection to 340 g/t silver and 0.06% to 29.7% lead. Chip sample lines cover a strike length of 560m and vary from 3.0 to 23.5m in width.

The Ginger zone is located 2.1 km to the southeast Filo del Plomo and 32 samples have been collected from 3 chip lines in addition to several dozen individual chip samples. Results from this sampling include 21.2m of 30 g/t silver and 4.84% lead from line G1 and 15.2m of 21 g/t silver and 4.63% lead from line G2.

A large expansion to the pole-dipole induced polarization (IP) and magnetic geophysical surveys has recently been completed at the Navidad project. The company now has over 58 square kilometres of geophysical surveying covering and extending beyond the Navidad and Argenta Trends. This is a major increase from the 17.5 square kilometre area that was previously surveyed. The Galena Hill Deposit has a strong geophysical signature, while other deposits such as Navidad and Calcite Hills have much more subtle signatures. This additional geophysical coverage provides a wealth of information about the geology and structure at Navidad in addition to highlighting new areas prospective for mineralized zones that may be completely buried.

The Company maintains a rigorous quality-control and quality-assurance program, a copy of which is available at IMA's website www.imaexploration.com . Dr. Paul Lhotka is IMA's "Qualified Person" at the Navidad project and has overseen all aspects of the current program.

IMA's Annual General Meeting will take place at 12:30pm, June 23, 2005, in the Garibaldi Room at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, B.C.



ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

NEWS RELEASE                                                        JUNE 1, 2005
IMA EXPLORATION INC.                                                      PAGE 2
--------------------------------------------------------------------------------



               Table 1: Results of systematic chip sample lines.

--------------------------------------------------------------------------------
                      SAMPLE            LENGTH            SILVER          LEAD
SHOWING                LINE               (M)             (G/T)           (%)
--------------------------------------------------------------------------------

Bajo de Plomo         Line 1              10.00            273           10.74
Bajo de Plomo         Line 3(1)         19.50(1)            3             0.31
                      including           2.40              18            1.57
Bajo de Plomo         Line 4(1)         47.70(1)            14            1.36
                      including           17.70             22            1.99
Bajo de Plomo         Line 5              3.00              42            2.13
Bajo de Plomo         Line 6                      No significant results
--------------------------------------------------------------------------------
Filo del Plomo        Line 2 ext          17.15             71            7.27
Filo del Plomo        Line 7              6.15              52            8.36
Filo del Plomo        Line 8              10.80             27            4.67
Filo del Plomo        Line 9              2.60              37            7.84
Filo del Plomo        Line 10             23.50             60            4.38
Filo del Plomo        Line 11             3.00              32            6.83
Filo del Plomo        Line 12             3.70              54            8.73
Filo del Plomo        Line 13             15.70             29            1.02
                      including           7.80              55            1.75
--------------------------------------------------------------------------------
Ginger                Line G1             21.20             30            4.84
Ginger                Line G2             15.20             21            4.62
Ginger                Line G3             22.70             11            2.01
--------------------------------------------------------------------------------
Note:
1. In areas where bedrock was not reached due to overburden, the resulting unsampled "gaps" were included in the chip sample lines at zero grade. Line 3 includes 7.00m of unsampled gaps and Line 4 includes 23.80m of unsampled gaps.
2. Silver and lead grades are reported as length weighted averages of the individual samples.




For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, VP-Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual presults may differ materially from those currently anticipated in such statements.

                                                                  2005 NUMBER 10